EXECUTION VERSION

CHIQUITA BRANDS INTERNATIONAL, INC.

Issuer

and

LASALLE BANK NATIONAL ASSOCIATION

Trustee

____________________________

First Supplemental Indenture

Dated as of February 4, 2008

to the

Indenture

Dated as of September 28, 2004

____________________________

7½% Senior Notes due 2014

THIS FIRST SUPPLEMENTAL INDENTURE (the "Supplemental Indenture"), dated as of February 4, 2008, between Chiquita Brands International, Inc., a New Jersey corporation (the "Company") and LaSalle Bank National Association, as trustee (the "Trustee").

WITNESSETH

WHEREAS, the Company has heretofore executed and delivered an indenture (the "Indenture"), dated as of September 28, 2004, between the Company and the Trustee, pursuant to which the Company has issued its 7½% Senior Notes due 2014 (the "Notes");

WHEREAS, the Company desires to amend the Indenture (the "Proposed Amendments");

WHEREAS, Section 9.02 of the Indenture provides that the Company and the Trustee may amend certain provisions of the Indenture and the Notes with the written consent of the Holders of a majority in aggregate principal amount of the Notes then outstanding;

WHEREAS, the Holders of a majority in aggregate principal amount of the Notes outstanding have approved the Proposed Amendments;

WHEREAS, the amendments set forth in Article II will not become operative unless the Company issues senior unsecured convertible indebtedness raising gross proceeds of not less than $125 million on or prior to 5:00 p.m. New York City Time, on February 15, 2008 (the time of the consummation of the transaction, if so consummated, is referred to herein as the "Effective Time"); and

WHEREAS, the execution and delivery of this instrument have been duly authorized and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE 1

CAPITALIZED TERMS

Section 1.01

Capitalized Terms.

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

ARTICLE 2

AMENDMENTS

Section 2.01

Amendments to Section 1.01 – Definitions and Incorporation by Reference.

(a)

Section 1.01 is amended by adding the following definition in alphabetical order:

"Term C Loan" means the term c loan outstanding under the Amended and Restated Credit Agreement dated as of June 28, 2005, among the Company, Chiquita Brands L.L.C., certain financial institutions as lenders, and Wachovia Bank, National Association as administrative agent, letter of credit issuer and swing line lender, Wells Fargo Bank, National Association as letter of credit issuer, Morgan Stanley Senior Funding, Inc., as syndication agent and co-lead arranger and Goldman Sachs Credit Partners L.P. as documentation agent, as amended.

(b)

The definition of "Permitted Lien" in Section 1.01 is hereby amended by:

(c)

Amending subparagraph (xxiv) by replacing it in its entirety to read:

"(xxiv) Liens securing Indebtedness which is incurred to refinance secured Indebtedness and refinancings thereof; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; and"

(d)

Deleting "and" before "(xxiv)"

(e)

Inserting after clause (xxiv) thereof the following:

"(xxv) Liens securing Indebtedness in an aggregate amount not to exceed $185 million at any one time outstanding, so long as the Term C Loan has been fully repaid or refinanced in full."

ARTICLE 3

MISCELLANEOUS

Section 3.01

Operativeness of Supplemental Indenture.  This Supplemental Indenture shall be operative as of the Effective Time.

Section 3.02

Ratification of Indenture; Supplemental Indenture Part of Indenture.

Except as expressly supplemented hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of the Notes heretofore or hereafter authenticated and delivered shall be bound hereby.  In the event of a conflict between the terms and conditions of the Indenture and the terms and conditions of this Supplemental Indenture, then the terms and conditions of this Supplemental Indenture shall prevail.

Section 3.03

Notes.

The Notes include certain of the foregoing provisions from the Indenture.  Upon the operative date of the Supplemental Indenture, such provisions from the Notes shall be deemed deleted or amended as applicable.

Section 3.04

Governing Law.

This Supplemental Indenture shall be governed by the laws of the State of New York.

Section 3.05

Trustee Makes No Representation.

The recitals contained herein are those of the Company and not the Trustee, and the Trustee assumes no responsibility for the correctness of same.  The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.  All rights, protections, privileges, indemnities and benefits granted or afforded to the Trustee under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee under this Supplemental Indenture.

Section 3.06

Duplicate Originals.

The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

Section 3.07

Effect of Headings.

The headings of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms and provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

CHIQUITA BRANDS INTERNATIONAL, INC., as Issuer

By:	/s/ Jeffrey M. Zalla
Name:	Jeffrey M. Zalla
Title:	Senior Vice President and Chief Financial Officer

LASALLE BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Margaret M. Muir
Name:	Margaret M. Muir
Title:	First Vice President

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